Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy’s Q4 & FY22 Financial Results

Hyderabad, India, May 19, 2022: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY | NSEIFSC: DRREDDY) today announced its consolidated financial results for the fourth quarter and full year ended March 31, 2022. The information mentioned in this release is on the basis of consolidated financial statements under International Financial Reporting Standards (IFRS).

Q4 Performance Summary	FY22 Performance Summary

Rs. 5,437 Cr

Revenue

[Up: 15% YoY; 2% QoQ]

52.9%

Gross Margin

[Q4 FY21: 53.7%; Q3 FY22: 53.8%]

Rs.1,567 Cr

SGNA expenses

[Up: 9% YoY; 2% QoQ]

Rs. 433 Cr

R&D expenses

[8.0% of Revenues]

Rs. 1,298 Cr

EBITDA

[23.9% of Revenues; Up: 15% YoY; 3% QoQ]

Rs. 248 Cr*

Profit before Tax

[Down: 60% YoY; 74% QoQ]

Rs. 88 Cr

Profit after Tax

[Down: 76% YoY; 88% QoQ]

Rs. 21,439 Cr

Revenue

[Up: 13% YoY]

53.1%

Gross Margin

[FY21: 54.3%]

Rs. 6,208 Cr

SGNA expenses

[Up: 14% YoY]

Rs. 1,748 Cr

R&D expenses

[8.2% of Revenues]

Rs. 5,140 Cr

EBITDA

[24.0% of Revenues; Up: 8% YoY]

Rs. 3,230 Cr*

Profit before Tax

[Up: 22% YoY]

Rs. 2,357 Cr

Profit after Tax

[Up: 37% YoY]

* Excluding impairment of non-current assets and provision related to Texas litigation, Q4 FY 22 PBT is Rs. 1,098 cr (growth of 37%) and FY 22 PBT is Rs. 4,084 cr (growth of 17%)

Commenting on the results, Co-Chairman & MD, G V Prasad said: “We delivered healthy growth in revenue, though the profits were impacted by impairment charges. In spite of multiple external challenges, our core businesses performed well driven by an increase in market share, some strong launches and productivity improvement. We will continue to focus on growing our core businesses, invest in future growth drivers, and work towards greater integration of Sustainability in our businesses."

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 75.87

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q4 FY22		Q4 FY21		YoY	Q3 FY22		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	717	54,368	623	47,284	15	701	53,197	2
Cost of Revenues	338	25,625	289	21,909	17	324	24,585	4
Gross Profit	379	28,743	334	25,375	13	377	28,612	0
Operating Expenses
Selling, General & Administrative expenses	207	15,674	189	14,370	9	203	15,411	2
Research and Development expenses	57	4,326	54	4,094	6	55	4,159	4
Impairment of non-current assets	99	7,515	24	1,835	310	1	47
Other operating income	(4)	(291)	(8)	(587)	(50)	(3)	(240)	21
Results from operating activities	20	1,519	75	5,663	(73)	122	9,235	(84)
Net finance income	(11)	(859)	(4)	(318)	170	(4)	(289)	197
Share of profit of equity accounted investees	(1)	(105)	(2)	(179)	(41)	(2)	(185)	(43)
Profit before income tax	33	2,483	81	6,160	(60)	128	9,709	(74)
Income tax expense	21	1,608	33	2,536	(37)	35	2,644	(39)
Profit for the period	12	875	48	3,624	(76)	93	7,065	(88)

Diluted Earnings Per Share (EPS)	0.07	5.26	0.29	21.80	(76)	0.56	42.48	(88)

As % to revenues	Q4 FY22	Q4 FY21	Q3 FY22
Gross Profit	52.9	53.7	53.8
SG&A	28.8	30.4	29.0
R&D	8.0	8.7	7.8
EBITDA	23.9	23.8	23.8
PBT	4.6	13.0	18.3
PAT	1.6	7.7	13.3

EBITDA Computation

	Q4 FY22		Q4 FY21		Q3 FY22
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	33	2,483	81	6,160	128	9,709
Interest (income) / expense (net)*	0	24	1	75	(1)	(72)
Depreciation	27	2,039	28	2,089	27	2,066
Amortization	12	920	14	1,080	12	910
Impairment	99	7,515	24	1,836	1	47
EBITDA	171	12,980	148	11,239	167	12,659

* Includes income from Investments

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 75.87

Revenue Mix by Segment

	Q4 FY22	Q4 FY21	YoY	Q3 FY22	QoQ
Segment	(Rs.)	(Rs.)	Gr %	(Rs.)	Gr %
Global Generics	46,118	38,737	19	44,508	4
North America	19,971	17,491	14	18,645	7
Europe	4,444	3,956	12	4,058	10
India	9,689	8,445	15	10,266	(6)
Emerging Markets	12,013	8,845	36	11,539	4
Pharmaceutical Services and Active Ingredients (PSAI)	7,557	7,915	(5)	7,271	4
Proprietary Products & Others	693	632	10	1,418	(51)
Total	54,368	47,284	15	53,197	2

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 75.87

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	FY22			FY21			Gr
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Revenue	2,826	2,14,391	100.0	2,501	1,89,722	100.0	13
Cost of revenues	1,325	1,00,551	46.9	1,142	86,645	45.7	16
Gross profit	1,500	1,13,840	53.1	1,359	1,03,077	54.3	10
Operating Expenses
Selling, General & Administrative expenses	818	62,081	29.0	720	54,650	28.8	14
Research and Development expenses	230	17,482	8.2	218	16,541	8.7	6
Impairment of non-current assets	100	7,562	3.5	113	8,588	4.5	(12)
Other operating income	(36)	(2,761)	(1.3)	(13)	(982)	(0.5)	181
Results from operating activities	389	29,476	13.7	320	24,280	12.8	21
Net finance income	(28)	(2,119)	(1.0)	(22)	(1,653)	(0.9)	28
Share of profit of equity accounted investees	(9)	(703)	(0.3)	(6)	(480)	(0.3)	46
Profit before income tax	426	32,298	15.1	348	26,413	13.9	22
Income tax expense	115	8,730	4.1	121	9,175	4.8	(5)
Profit for the period	311	23,568	11.0	227	17,238	9.1	37

Diluted EPS	1.87	141.69		1.37	103.65		37

EBITDA Computation

	FY22		FY21
Particulars	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	426	32,298	348	26,413
Interest income (net)*	-4	-284	-5	-412
Depreciation	107	8,152	112	8,527
Amortization	48	3,672	56	4,269
Impairment	100	7,562	113	8,589
EBITDA	677	51,400	625	47,386

* Includes income from Investments

Key Balance Sheet Items

	As on 31st Mar 2022		As on 31st Dec 2021		As on 31st Mar 2021
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	633	48,033	495	37,556	521	39,531
Trade receivables (current & non-current)	881	66,818	824	62,507	656	49,759
Inventories	671	50,884	655	49,675	599	45,412
Property, plant and equipment	819	62,169	830	62,971	753	57,111
Goodwill and Other Intangible assets	417	31,664	482	36,581	530	40,216
Loans and borrowings (current & non-current)	446	33,845	371	28,164	399	30,308
Trade payables	337	25,572	323	24,492	313	23,744
Equity	2,511	1,90,527	2,504	1,90,016	2,281	1,73,062

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 75.87

Revenue Mix by Segment [year on year]

	FY22			FY21			Gr
Segment	($)	(Rs.)%		($)	(Rs.)%		%
Global Generics	2,362	1,79,170	84%	2,035	1,54,404	81%	16%
North America	987	74,915	35%	929	70,494	37%	6%
Europe	219	16,631	8%	203	15,404	8%	8%
India	553	41,957	20%	440	33,419	18%	26%
Emerging Markets	602	45,667	21%	462	35,087	18%	30%
Pharmaceutical Services and Active Ingredients (PSAI)	405	30,740	14%	422	31,982	17%	-4%
Proprietary Products & Others	59	4,481	2%	44	3,336	2%	34%
Total	2,826	2,14,391	100%	2,501	1,89,722	100%	13%

Revenue Analysis [Q4 and full year FY22]

Global Generics (GG)

➢	GG segment at Rs. 179.2 billion higher by 16% over FY21. This growth was driven by good performance across all our markets with strong growth in Emerging markets and India.

➢	Q4 revenue at Rs. 46.1 billion, YoY growth of 19% and QoQ growth of 4%. The YoY & QoQ growth was driven by growth across all our markets, however the QoQ growth was partially impacted due to a decline in revenues in India.

North America

➢	Revenues from North America Generics for the year at Rs. 74.9 billion, YoY growth of 6%. The growth was contributed by new launches and scale up of existing products, which was partially offset by price erosion.

➢	Revenues for Q4 at Rs. 20.0 billion, YoY growth of 14% and QoQ growth of 7%. The YoY and QoQ growth were primarily on account of new product launches and volume traction in some of our products, partly offset by price erosion.

➢	During this quarter, we launched 3 new products – Vasopressin Injection, Nicotine Lozenges Cherry Flavour (OTC) and Clobetasol Shampoo in Canada and for full year we have launched 17 products.

➢	During the year, we filed 7 new Abbreviated New Drug Applications (ANDAs) with the US Food and Drug Administration (USFDA). As of 31st March 2022, cumulatively 90 generic filings are pending for approval with the USFDA (87 ANDAs and 3 NDAs under 505(b)(2) route). Out of the pending 87 ANDAs, 44 are Para IVs, and we believe 24 have ‘First to File’ status.

Europe

➢	Revenues from Europe for the year at Rs. 16.6 billion. YoY growth of 8%, primarily on account of volume traction in base business and new product launches, which was partially offset by price erosion in some of our products.

➢	Revenues for Q4 at Rs. 4.4 billion, YoY growth of 12% and QoQ growth of 10%. YoY and QoQ growth was primarily on account of new product launches, partly offset by price erosion in the base business.

India

➢	Revenues from India for the year at Rs. 42 billion. Year-on-year growth of 26% was primarily attributable to an increase in both sales volume and price of our existing products, along with additional revenues from the launch of new products. The growth was also aided by covid product sales. During FY2022, we launched 20 new brands in India, including Sputnik-V vaccine for Covid-19.

➢	Revenues for Q4 at Rs. 9.7 billion, YoY growth of 15% and QoQ decline of 6%. YoY growth primarily driven by volume traction in the base business, favorable price variance, new product launches, and non-core brand divestments while QoQ decline was majorly due to decline in volumes of some of our products.

Emerging Markets

➢	Revenues from Emerging Markets for the year at Rs. 45.7 billion, growth of 30% YoY.

-	Revenues from Russia for the year at Rs. 20.9 billion, YoY growth of 32%. This growth was driven by improved base business performance, launch of new products during the year and divestment of a few non-core brands.

-	Revenues from other CIS countries and Romania for the year at Rs. 8.3 billion, YoY growth of 11%. Growth was on account of new product launches, partly offset by lower volumes.

-	Revenues from Rest of World (RoW) territories for the year at Rs. 16.5 billion, YoY growth of 40%. Growth primarily on account of new launches, volume traction in key products and sale of Covid products, partially impacted by adverse price variance in certain markets.

➢	Revenues for the quarter are Rs. 12 billion, YoY growth of 36%, QoQ growth of 4%.

-	Revenues for Russia for Q4 at Rs. 6.9 billion, YoY growth of 70%, QoQ growth of 45%. The increase is majorly attributable to traction in volume of base business and income from divestment of a few non-core brands. However, the QoQ growth was partly impacted by adverse forex rates.

-	Revenues from other CIS countries and Romania for the quarter are Rs. 2.3 billion, YoY growth of 20%, QoQ decline of 4%. YoY growth was primarily due to launch of new products and price benefits in some of our markets. The QoQ decline was on account of lower volume traction in some of our markets and adverse forex rates.

-	Revenues from Rest of World (RoW) territories for Q4 are Rs. 2.9 billion, YoY decline of 1% and QoQ decline of 35%. The QoQ decline is primarily due to higher base of previous quarter which includes sale of covid related products, lower volumes in some of our products and adverse price variance in some of our markets, which was offset partially by new product launches.

Pharmaceutical Services and Active Ingredients (PSAI)

➢	Revenues from PSAI at Rs. 30.7 billion. YoY decline of 4%. The decline was majorly on account of price erosion in some of our products.

➢	Revenues for Q4 at Rs. 7.6 billion, YoY decline of 5% and QoQ growth of 4%. YoY decline was primarily due to lower volumes and price erosion while the QoQ growth was driven by new product sales.

➢	During the year, we have filed 10 DMFs in the US, of which 3 DMFs were filed in Q4FY22.

Proprietary Products (PP) & Others

➢	Revenues from PP & others for the year at Rs. 4.5 billion, YoY growth of 34%. The growth is attributable to recognition of a license fee associated with the sale of our U.S. and Canada territory rights for ELYXYB® (celecoxib oral solution) 25 mg/ml, to BioDelivery Sciences International, Inc during Q2 FY22.

➢	Revenues for Q4 at Rs. 693 million.

Income Statement Highlights:

➢	Gross profit margin for the year at 53.1%, a decrease of ~120 bps over previous year. The decrease was driven by pricing pressure in the North America & Europe, lower export benefits, and an increase in the inventory provisions. This was partially offset by productivity benefits. Gross profit margin for GG and PSAI business segments are at 57.6% and 22.2% respectively.

Gross profit margin for the Q4 at 52.9% (GG: 58.2%, PSAI: 18.4%). Gross margin declined by ~80 bps YoY and by ~90 bps QoQ. The decline was primarily due to price erosion, an increase in the inventory provisions, which was partly offset by income from divestment of non-core brands.

➢	Selling, general & administrative (SG&A) expenses for FY22 at Rs. 62.1 billion, an increase of 14% on a YoY basis. This increase was primarily due to annual increments, investments in brands and digitalization, and royalty paid on sales. SG&A expenses for Q4 at Rs. 15.7 billion, YoY increase of 9% and QoQ increase of 2%. The increase is mainly due to provision made of Rs. 1.0 billion pertaining to litigation with Texas state, US. SG&A as a % to sales for the full year remained largely in line with FY21.

➢	Impairment charge at Rs. 7.6 billion in FY22. This is majorly due to product impairment of PPC-06 (Tepilamide Fumarate Extended Release Tablets) of Rs. 4.3 billion on account of its decrease in market potential and impairment of Shreveport plant assets and Goodwill of Rs. 3.1 billion which were taken considering the triggers which occurred during the year.

➢	Research & development (R&D) expenses in FY22 at Rs. 17.5 billion. As % to Revenues – FY22: 8.2% | FY21: 8.7%. R&D expenses for Q4 at Rs. 4.3 billion, as % to revenues stood at 8.0%. Our focus continues on building a global pipeline of new products across our markets.

➢	Other operating income for the year at Rs. 2.8 billion compared to Rs. 1 billion in FY21. The increase was on account of recognition of income towards sale of our rights relating to anti-cancer agent E7777 (denileukin diftitox) to Citius Pharmaceuticals in Q2 FY22. Other operating income in Q4 is Rs. 0.3 bn.

➢	Net Finance income for the year at Rs. 2.1 billion compared to Rs. 1.7 billion in FY21. The increase is primarily on account of higher foreign exchange gain in current year as compared to FY21. Net finance income in Q4 is Rs. 0.9 billion.

➢	Profit before Tax for the year at Rs. 32.3 billion, growth of 22%. Profit before Tax for Q4 is Rs. 2.5 bn.

➢	Profit after Tax for the year at Rs. 23.6 billion and for Q4 at Rs. 0.9 billion. The effective tax rate for the year has been 27.0% as compared to 34.7% in FY21 and that for the quarter has been at 64.8% as compared to 41.2% in Q4 FY21. The ETR was higher on account of lower Profit before Tax, due to the impairment charge taken.

➢	Diluted earnings per share for the year is Rs. 141.7. Diluted earnings per share for Q4 is Rs. 5.3.

Other Highlights:

➢	EBITDA for FY22 at Rs. 51.4 billion and the EBITDA margin is 24.0%. EBITDA for Q4 FY22 is at 13.0 billion and the EBITDA margin in 23.9%.

➢	Capital expenditure for FY22 is at Rs. 14.7 billion. Capital expenditure for Q4 FY22 is at Rs. 3.7 billion.

➢	Free cash-flow for FY22 is at Rs. 11.6 billion and for Q4 it is at Rs. 4.8 billion.

➢	Net cash surplus for the company is at Rs. 15.5 billion as on March 31, 2022. Consequently, net debt to equity ratio is (0.08).

➢	The Board has recommended payment of a dividend of Rs. 30/- per equity share of face value Rs. 5/- each (600% of face value) for the year ended March 31, 2022 subject to approval of members.

Earnings Call Details (05:30 pm IST, 08:00 am EDT, May 19, 2022)

The management of the Company will host an earnings call to discuss the Company’s financial performance and answer any questions from the participants.

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Transcript: Transcript of the Earnings call will be available on the Company’s website: www.drreddys.com

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its businesses, Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues, (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.